

November 24, 2021

Xiong Luo
Chief Executive Officer
Sino Green Land Corp.
No. 3 & 5 , Jalan Hi Tech 7/7 , Kawasan Perindustrian Hi Tech 7
43500 Semenyih, Selangor, Malaysia

> **Re: Sino Green Land Corp.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed October 19, 2021**
> **File No. 000-53208**

Dear Mr. Luo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form10-12G filed October 19, 2021

Item 1A. Risk Factors
"Our headquarter is based in Hong Kong. U.S. regulators, such as, but not limited to, the Department of Justice, the SEC, PCAOB . . . ", page 12

1. We note your disclosure that "it may be difficult for US Regulators of all kinds to investigate or carry out inspections, of any kind, into or regarding our operations due to the complex relationships between and among the United States, Hong Kong, and the People's Republic of China (PRC)." We note from the audit opinion that you have a Malaysia based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please revise your risk factor to disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies

        Accountable Act and as a result an exchange may determine to delist your securities. Additionally, please also revise your risk factor to reflect that your headquarters are now based in Malaysia, per your Form 8-K filed on October 22, 2021.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jackson Morris